UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

FOR ANNUAL REPORTS

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transaction period from                      to

Commission file number: 1-11277

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

VALLEY NATIONAL BANK SAVINGS AND INVESTMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Valley National Bancorp

1455 Valley Road

Wayne, New Jersey 07470

VALLEY NATIONAL BANK

SAVINGS AND INVESTMENT PLAN

December 31, 2012 and 2011

*	Schedules required by Form 5500, which are not applicable, have not been included.

Report of Independent Registered Public Accounting Firm

The Plan Administrator

Valley National Bank Savings and Investment Plan:

We have audited the accompanying statements of net assets available for benefits of the Valley National Bank Savings and Investment Plan (the Plan) as of December 31, 2012 and 2011, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Valley National Bank Savings and Investment Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2012, is presented for additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Short Hills, New Jersey

June 27, 2013

VALLEY NATIONAL BANK

SAVINGS AND INVESTMENT PLAN

Statements of Net Assets Available for Benefits

December 31, 2012 and 2011

	December 31,
	2012	2011
Assets:
Investments at fair value:
Mutual funds	$91,645,975	$79,078,976
Valley common stock fund	6,973,131	8,061,525
Valley employer stock match fund	4,648,266	6,314,798
Common collective trust fund	2,948,166	2,741,380

Total investments at fair value	106,215,538	96,196,679

Notes receivable from participants	1,713,040	1,386,776
Other receivables	115,559	130,778

Total assets	108,044,137	97,714,233

Liabilities:
Benefits payable	115,526	107,085
Accrued expenses and other liabilities	94,834	92,664

Total liabilities	210,360	199,749

Net assets available for benefits at fair value	107,833,777	97,514,484

Adjustment from fair value to contract value for fully benefit-responsive investment contract	(84,369)	(67,613)

Net assets available for benefits	$107,749,408	$97,446,871

See accompanying notes to financial statements.

VALLEY NATIONAL BANK

SAVINGS AND INVESTMENT PLAN

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2012 and 2011

	Years Ended December 31,
	2012	2011
Additions to net assets attributed to:
Contributions:
Employer	$2,054,776	$2,042,382
Employee	6,787,722	6,419,687
Participant Rollover	666,885	1,328,854

Total contributions	9,509,383	9,790,923
Investment income (loss):
Net appreciation (depreciation) in fair value of investments	5,168,461	(3,361,319)
Dividends and interest	3,118,642	2,649,064

Net investment income (loss)	8,287,103	(712,255)
Interest income on notes receivable from participants	68,221	58,918

Total additions	17,864,707	9,137,586

Deductions from net assets attributed to:
Benefits paid to participants	7,546,302	5,317,134
Administrative expenses	15,868	27,203

Total deductions	7,562,170	5,344,337

Net increase in net assets available for benefits	10,302,537	3,793,249

Net assets available for benefits:
Beginning of year	97,446,871	93,653,622

End of year	$107,749,408	$97,446,871

See accompanying notes to financial statements.

VALLEY NATIONAL BANK

SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

December 31, 2012 and 2011

(1)	Plan Description

The following brief description of the Valley National Bank Savings and Investment Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

(a)	General

Valley National Bank (the Bank or the Plan Administrator) maintains the Plan, which is designed to promote savings for retirement. The Plan is a qualified defined contribution retirement plan under Internal Revenue Code (IRC) section 401(k) with an employee stock ownership feature. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan is primarily a participant directed, defined contribution plan and covers all eligible employees of the Bank and its subsidiaries, who have completed 1,000 hours of service over a continuous 3-month period, as defined by the Plan.

(b)	Plan Amendments

Effective July, 1, 2011, the Bank amended the Plan to raise the level of matching contribution for new employees who are non-participants in the Bank’s defined benefit pension plan (if hired on or after such date). The Bank matches 100% on the first 2% of each non-pension participant’s salary deferred contribution and 50% on the next 8%, for a total potential match of up to 6% of deferred eligible earnings. Certain limitations apply based on the statutory maximums.

(c)	Contributions and Participant Accounts

Participants in the Plan may direct contributions to any of investment funds in 0.5% increments from 1% to 100% of compensation, as defined, subject to the annual limit permissible under the IRC, which was $17,000 and $16,500 for 2012 and 2011, respectively. Participants age 50 and over are allowed to make an additional “catch-up” contribution each year subject to limits set by the Internal Revenue Service up to $5,500 in both 2012 and 2011. The contributions are credited to participant accounts in cash and are matched by the Bank in an amount equal to 100% of the first 2% of each participant’s salary deferred contributions and additional amounts, if applicable, based upon the Plan amendment described in note 1(b) above. Catch-up contributions are not matched by the Bank.

Participant accounts are credited with the participants’ voluntary contribution, an allocation of the Bank’s matching contribution, and plan earnings or losses on such contributions. Allocations are based on participant eligible pre-tax earnings or account balances, as defined by the Plan and payroll contribution percentages. Participants’ contributions are fully vested at all times. The employer’s contributions and earnings or losses on employer contributions made to a participant’s account are vested 20% after two years of service, 50% after three years of service, 75% after four years of service, and 100% after five years of service.

(d)	Investment Elections

Participants may direct their contributions to the Plan into investment options offered by the Plan consisting of 28 mutual funds, a common collective trust fund and Valley Common Stock Fund managed by Fidelity Management Trust Company and record kept by Fidelity Investments Institutional Operations Company, Inc., both affiliates of Fidelity (collectively referred as “Fidelity” in this report). The election at enrollment applies to a participant’s elective voluntary, matching, and

VALLEY NATIONAL BANK

SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

December 31, 2012 and 2011

catch-up contributions. A separate election is required for any participant rollover contributions, if applicable. If an investment election is not made at the time of enrollment, the contributions, including matching contributions are automatically invested in one of the Fidelity Freedom Funds based on the participant’s current age and assumed normal retirement age, as defined by the Plan. Generally, participants may change the voluntary contribution percentage or investment direction at any time.

(e)	Participant Notes Receivable

Plan participants may borrow a minimum of $1,000 up to a maximum equal to the lesser of $50,000, or 50% of the vested portion of the participant’s account balance. Loans used to purchase a primary residence of the participant are required to be repaid within fifteen years. Loans requested for any other reasons are required to be repaid within five years. The Plan also has participant loans resulting from various acquisitions by the Bank whereby certain benefit plans of the acquiree have been merged into the Plan. The principal and interest on all participant loans, including acquired loans, is paid ratably over a period of between 1 and 29 years. Repayments of participant loans are generally made through payroll deductions and are immediately allocated back to the appropriate funds based on the participant’s investment elections. The loans may also be repaid in full at any time.

The interest rates on participant loans ranged from 4.25% to 10.25% at both December 31, 2012 and 2011.

(f)	Withdrawals

During employment, Plan participants are allowed to withdraw all or a portion of their vested account balance provided they attained the age of 59  1/2 or they qualify for a financial hardship. A financial hardship withdrawal will prohibit the participant from making contributions to the Plan for a six month period.

(g)	Forfeitures

Forfeitures arise from the termination of employment of participants who are not fully vested. A participant’s contribution plus actual earnings thereon are fully vested and non forfeitable at all times. The unallocated forfeitures of terminated participants’ non-vested accounts amounted to $34,988 and $92,574 at December 31, 2012 and 2011, respectively. Forfeited amounts may be used to reduce future Bank matching contributions. Forfeitures that were used to reduce Bank contributions totaled $135,778 for the year ended December 31, 2012. There were no forfeitures used to offset Bank contributions for the year ended December 31, 2011.

(h)	Payments of Benefits

The Plan provides for payment of benefits of accumulated vested amounts upon termination of employment, death, disability or retirement. Upon termination of service, if a participant’s vested account balance does not exceed $1,000, the vested value is distributed in the form of a lump-sum payment. If the vested account balance exceeds $1,000, the participant may request a lump-sum payment, otherwise the distribution is deferred until the participant attains age 70  1/2 as set forth in the Plan. Upon a participant’s death, the entire vested account balance is distributed to the participant’s beneficiary in the form of a lump-sum payment.

VALLEY NATIONAL BANK

SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

December 31, 2012 and 2011

(i)	Plan Termination

Although the Bank has not expressed any intent to terminate the Plan, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan by action of its Board of Directors subject to the provisions set forth in ERISA. In the event of the Plan termination, all participants of the Plan would become fully vested in their account balances.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The accompanying financial statements of the Plan are prepared on an accrual basis of accounting in accordance with U.S. generally accepted accounting principles (U.S. GAAP).

(b)	Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(c)	New Authoritative Accounting Guidance

Accounting Standards Update (ASU) No. 2011-04, “Fair Value Measurements (Topic 820) – Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs,” was issued as a result of the effort to develop common fair value measurement and disclosure requirements in U.S. GAAP and International Financial Reporting Standards (IFRS). While ASU No. 2011-04 is largely consistent with existing fair value measurement principles in U.S. GAAP, it expands the existing disclosure requirements for fair value measurements and clarifies the existing guidance or wording changes to align with IFRS No. 13. Many of the requirements for the amendments in ASU No. 2011-04 do not result in a change in the application of the requirements in Topic 820. ASU No. 2011-04 was effective for the Plan on January 1, 2012 and did not have a significant impact on the Plan’s financial statements.

(d)	Income Recognition

Interest income is recorded as earned on the accrual basis. Dividend income is recorded on the ex-dividend date.

Purchases and sales of securities are recorded on a trade-date basis, with the exception of the Valley common stock fund and Valley employer stock match fund, in which sales are recorded on settlement date. At December 31, 2012 and 2011, the effect on the financial statements related to recording sale transactions on a settlement date basis was not material.

(e)	Participant Notes Receivable

Participant notes receivable are carried at amortized cost (i.e., unpaid principal balance plus any accrued but unpaid interest).

VALLEY NATIONAL BANK

SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

December 31, 2012 and 2011

(f)	Administrative Expenses

Expenses incurred by the Plan are paid directly by the Plan and by the Bank on the behalf of the Plan.

(g)	Benefits Payments

Benefits are recorded when paid, except for Valley common stock fund and Valley employer stock match fund, which are recorded when the distribution request is submitted by the participant.

(h)	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

The Plan’s exposure to a concentration credit risk is limited by the participant-directed diversification of their contributions into various investment elections. Additionally, the underlying investments within each participant-directed fund are further diversified into various financial instruments, with the exception of investments in Valley National Bancorp common stock, which is held in the Valley common stock fund and Valley employer stock match fund. Plan Participants exclusively bear the risks of any potential losses that are incurred as a result of their participant-directed investment elections.

(3)	Investments

The following is a summary of individual investments, at fair value, that represent 5% or more of net assets available for benefits at December 31, 2012 and 2011:

	December 31,
	2012	2011
Fidelity growth company fund	$18,541,690	$15,916,019
PIMCO total return fund	11,941,468	10,383,879
Fidelity balanced fund	10,824,639	9,562,751
Spartan 500 index	9,823,363	8,725,374
Fidelity cash reserve fund	8,305,663	8,804,750
Valley common stock fund	6,973,131	8,061,525
Valley employer stock match fund	*	6,314,798

*	Less than 5% of net assets available for benefits at December 31, 2012.

VALLEY NATIONAL BANK

SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

December 31, 2012 and 2011

The following table represents the Plan’s net appreciation (depreciation) in fair value of investments, including investments sold, as well as held during the years ended December 31, 2012 and 2011:

	December 31,
	2012	2011
Mutual funds	$8,137,515	$(2,097,198)
Valley employer stock match fund	(1,265,635)	(638,754)
Valley common stock fund	(1,703,419)	(625,367)

Total net appreciation (depreciation) in fair value of investments	$5,168,461	$(3,361,319)

(4)	Fair Value Measurements

U.S. GAAP establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1	Unadjusted exchange quoted prices in active markets for identical assets or liabilities, or identical liabilities traded as assets that the reporting entity has the ability to access at the measurement date.

Level 2	Quoted prices in markets that are not active, or inputs that are observable either directly or indirectly (i.e., quoted prices on similar assets), for substantially the full term of the asset or liability.

Level 3	Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).

VALLEY NATIONAL BANK

SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

December 31, 2012 and 2011

The following tables present the Plan’s investments measured at fair value on a recurring basis by level within the fair value hierarchy at December 31, 2012 and 2011.

		Fair Value Measurements at Reporting Date Using:
	December 31, 2012	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Investments:
Mutual funds:
Large cap	$34,893,030	$34,893,030	$—	$—
Blended	25,260,000	25,260,000	—	—
Fixed income	13,114,594	13,114,594	—	—
Short term investments	8,502,692	8,502,692	—	—
International stock	5,540,159	5,540,159	—	—
Mid cap	4,335,500	4,335,500	—	—

Total mutual funds	91,645,975	91,645,975	—	—

Valley common stock fund	6,973,131	6,973,131	—	—
Valley employer stock match fund	4,648,266	4,648,266	—	—
Common collective trust fund	2,948,166	—	2,948,166	—

Total investments	$106,215,538	$103,267,372	$2,948,166	$—

		Fair Value Measurements at Reporting Date Using:
	December 31, 2011	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Investments:
Mutual funds:
Large cap	$30,066,427	$30,066,427	$—	$—
Blended	19,819,847	19,819,847	—	—
Fixed income	11,475,821	11,475,821	—	—
Short term investments	9,174,881	9,174,881	—	—
International stock	4,862,218	4,862,218	—	—
Mid cap	3,679,782	3,679,782	—	—

Total mutual funds	79,078,976	79,078,976	—	—

Valley common stock fund	8,061,525	8,061,525	—	—
Valley employer stock match fund	6,314,798	6,314,798	—	—
Common collective trust fund	2,741,380	—	2,741,380	—

Total investments	$96,196,679	$93,455,299	$2,741,380	$—

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2012 from December 31, 2011, and there were no transfers between any levels for the year ended December 31, 2012.

Mutual funds. Mutual funds are measured based on exchange quoted prices available in active markets (Level 1 inputs).

VALLEY NATIONAL BANK

SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

December 31, 2012 and 2011

Common stock. Valley common stock fund and Valley employer stock match fund are measured using the exchange quoted price of Valley’s common stock in active markets (Level 1 inputs).

Common collective trust fund. The fair value of common collective trust fund is measured at net asset values (NAV), which represents fair values of the underlying securities held in the fund. The underlying assets owned by the Fidelity Managed Income Portfolio (the MIP) primarily consist of fixed income securities and asset-backed securities, synthetic guaranteed investment contracts – “wrap contracts”). The fair values of fixed income securities and asset-backed securities are based on the values of the underlying debt securities, which are valued using quoted prices on similar assets (Level 2 inputs). The wrap contracts are fair valued using a discounted cash flow model that considers recent fee bids as determined by recognized dealers, the appropriate discount rate, and the duration of the underlying portfolio securities.

The Plan’s investment in the common collective trust fund is calculated by applying the Plan’s ownership interest in the MIP to the total reported net asset value at fair value of the MIP at the end of the reporting period.

The Plan’s investment in the MIP, which is a stable value pooled fund and carries a “benefit responsiveness” feature that allows plan participants to make exchanges or request benefit payment at contract value. The MIP satisfies the requirements to be “fully benefit-responsive” investment contract and is eligible for contract value accounting treatment prescribed by ASC Subtopic 962-325 “Investments – Other”. ASC Subtopic 962-325 requires fully benefit-responsive investment contracts held in a defined-contribution plan to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under terms of the Plan. The Statement of Net Assets Available for Benefits presents the fair value of these investment contracts as well as their adjustment from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

The average yield earned by the MIP was 1.70% and 1.92% for 2012 and 2011, respectively. The average yield, adjusted to reflect the actual annual interest rate credited to participants (also known as the crediting interest rate), was 1.05% and 1.39% at December 31, 2012 and 2011, respectively. The interest crediting rate is determined annually and is calculated based upon many factors, including current economic and market conditions, the general interest rate environment, and purchases and redemptions by unit holders. There is no relationship between future crediting rates and the adjustment to contract value reported in the Statements of Net Assets Available for Benefits.

Certain events may limit the ability of the MIP to transact at contract value with the issuer of the investment contracts. The Plan administrator does not believe that the occurrence of any of these events, which would limit the Plan’s ability to transact at contract value with participants, is probable.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

VALLEY NATIONAL BANK

SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

December 31, 2012 and 2011

(5)	Federal Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated May 21, 2012 stating that the Plan and underlying trust is qualified under Section 401(a) of the Internal Revenue Code (IRC), and therefore is exempt from federal taxes. The Plan is required to operate in conformity with the IRC to maintain its qualification. The Bank believes that the Plan currently is designed and is being operated in compliance with the applicable requirements of the IRC.

U.S. GAAP requires the Plan Administrator to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions, however, there are currently no audits for any tax periods in progress.

(6)	Valley Employer Stock Match Fund

The Valley Employer Stock Match Fund (the Fund) wholly consists of Valley National Bancorp (Valley) common shares resulting from an employee stock ownership plan assumed in a bank acquisition during 1998 and merged into the Plan in 1999. The Fund’s borrowing agreement with the Bank was fully satisfied in 2005 and, as a result, all the common shares were allocated as of December 31, 2012 and 2011. The Fund is not a current investment option; therefore its activity is limited to withdrawals and interest and dividend income.

(7)	Related-Party Transactions

Certain of the Plan’s investments are shares of mutual funds managed by Fidelity, the trustee and the record keeper of the Plan and, therefore, these transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transactions rules under ERISA. Expenses incurred by the funds, including investment management fees paid to the advisor of those funds, are paid through the funds themselves and are reflected in the net asset value of the funds and included in net appreciation in fair value of investments.

Recordkeeping and trustee fees were paid by the Bank on behalf of the Plan and totaled $47,309 for the year ended December 31, 2011. These expenses were not reflected in the statement of changes in net assets available for benefits for the year ended December 31, 2011. Effective October 1, 2011, such fees were waived by Fidelity; therefore, no fees were paid during 2012. Certain costs of administrative services rendered on behalf of the Plan, that may have included accounting, tax, legal, audit and other administrative support, were provided by the Bank for which no fees were charged.

The Plan also invests in common stock of the Bank.

VALLEY NATIONAL BANK

SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

December 31, 2012 and 2011

(8)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of the differences between these financial statements and the financial information shown on Form 5500 for the years ended December 31, 2012 and 2011:

	December 31,
	2012	2011
Net assets available for benefits per the financial statements	$107,749,408	$97,446,871
Adjustment from fair value to contract value for fully benefit-responsive investment contract	84,369	67,613
Deemed distributions of participant loans	(6,510)	(5,913)

Net assets available for benefits per the Form 5500	$107,827,267	$97,508,571

Changes in net assets available for benefits per the financial statements	$10,302,537	$3,793,249
Change in adjustment from fair value to contract value for fully benefit-responsive investment contract	16,756	46,337
Deemed distributions of participant loans	(597)	(605)

Changes in net assets available for benefits per the Form 5500	$10,318,696	$3,838,981

(9)	Subsequent Events

Effective January 1, 2013, the Bank amended the Plan for the following provisions: (i) each employee who was a participant in the State Bank of Long Island 401(k) Retirement Plan and Trust (the State Bank Plan) acquired on January 1, 2012 will immediately become a participant in the Plan, (ii) the vesting period for the Bank’s matching contributions will include the participant’s years of service at State Bancorp, Inc., prior to its acquisition by Valley, under the definition of continuous service, and (iii) as of the amendment’s effective date, the contributions for the former State Bank Plan participants under the Plan will equal such elections (as a percentage of compensation) under the State Bank Plan as of December 31, 2012.

Effective January 1, 2014, the Bank amended the Plan to increase its matching contributions to 100% of the first 6% of each participant’s voluntary contributions regardless of the employee ability to participation in the Bank’s defined benefit pension plan. The Plan was also amended to add a qualified Roth contribution program, as defined by Section 402A (b)(1) of the IRC.

Supplemental Schedule

VALLEY NATIONAL BANK

SAVINGS AND INVESTMENT PLAN

Schedule H, Line 4i – Schedule of Assets

(Held at End of Year) December 31, 2012

Identity of source	Notes	Description of investment	Number of shares or units	Cost	Current value
(4)		Mutual funds:
	(2)	Fidelity Cash Reserves Fund	8,305,663	(1)	$8,305,663
	(2)	Fidelity Worldwide Fund	153,032	(1)	3,114,200
	(2)	Fidelity Growth Company Fund	198,562	(1)	18,541,690
	(2)	Fidelity Balanced Fund	536,404	(1)	10,824,639
	(2)	Fidelity Low-Priced Stock Fund	65,215	(1)	2,575,995
	(2)	Fidelity Diversified International Fund	81,027	(1)	2,425,959
	(2)	Fidelity Dividend Growth Fund	53,046	(1)	1,586,067
	(2)	Fidelity Freedom Income Fund	37,240	(1)	436,082
	(2)	Fidelity Freedom 2000 Fund	5,889	(1)	72,850
	(2)	Fidelity Freedom 2005 Fund	11,379	(1)	127,563
	(2)	Fidelity Freedom 2010 Fund	37,890	(1)	535,003
	(2)	Fidelity Freedom 2015 Fund	152,440	(1)	1,800,322
	(2)	Fidelity Freedom 2020 Fund	217,937	(1)	3,118,681
	(2)	Fidelity Freedom 2025 Fund	144,950	(1)	1,732,155
	(2)	Fidelity Freedom 2030 Fund	104,856	(1)	1,492,108
	(2)	Fidelity Freedom 2035 Fund	87,789	(1)	1,038,541
	(2)	Fidelity Institutional Short-Intermediate Government Fund	116,151	(1)	1,173,126
	(2)	Fidelity Freedom 2040 Fund	152,345	(1)	1,258,373
	(2)	Fidelity Freedom 2045 Fund	87,052	(1)	851,368
	(2)	Fidelity Freedom 2050 Fund	93,780	(1)	904,041
	(2)	Fidelity Freedom 2055 Fund	15,183	(1)	150,007
		PIMCO Total Return Fund Administrative Class	1,062,408	(1)	11,941,468
		FPA Capital Fund, Inc	39,231	(1)	1,759,505
		American Funds Growth Fund of America Class R4	60,478	(1)	2,064,121
		Oakmark Equity and Income	32,220	(1)	918,267
		Fed UST Cash Reserve	197,029	(1)	197,029
		Spartan 500 Index	194,561	(1)	9,823,363
		T. Rowe Price Equity Income Adv Fund	109,048	(1)	2,877,789
(4)		Common collective trust fund:
	(2)	Fidelity Managed Income Portfolio	2,863,797	(1)	2,948,166
(4)		Valley common stock fund:
	(2) (3)	Valley common stock	720,332	(1)	6,699,088
	(2)	Interest bearing cash	274,043	274,043	274,043
(4)		Valley employer stock match fund
	(2) (3)	Valley common stock	499,676	7,233,794	4,648,266
(4)	(2) (5)	Notes receivable from participants
		(interest rates range from 4.25% to 10.25% and maturity dates ranging from January 6, 2012 to December 11, 2026)	N/A	—	1,713,040

					$107,928,578

(1)	Not required for participant-directed investments.
(2)	Party-in-interest – as defined by ERISA.
(3)	Share amounts reflect all prior common stock dividends and splits.
(4)	Assets managed by Fidelity.
(5)	Measured at amortized cost (unpaid principal plus accrued but unpaid interest).

See accompanying Report of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

VALLEY NATIONAL BANK SAVINGS AND INVESTMENT PLAN

By:	/s/ Alan D. Eskow
Alan D. Eskow

Senior Executive Vice President and Chief Financial Officer on behalf of the Plan Administrator

Date: June 27, 2013